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Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

        The following is a listing of all subsidiaries of The Seibels Bruce Group, Inc. as of December 31, 2001:

SUBSIDIARY	STATE OF INCORPORATION
Agency Specialty of Kentucky, Inc.	Kentucky
America's Flood Services, Inc.	California
Catawba Insurance Company	South Carolina
Consolidated American Insurance Company	South Carolina
FLT Plus, Inc.	South Carolina
Graward General Companies, Inc.	Tennessee
Insurance Network Services, Inc.	South Carolina
Insurance Services Group, Inc.	South Carolina
Policy Finance Company	South Carolina
Premium Budget Plan, Inc.	North Carolina
Seibels, Bruce & Company	South Carolina
Seibels Bruce Specialty, Inc.	South Carolina
South Carolina Insurance Company	South Carolina
Universal Insurance Company	North Carolina

The financial statements of these subsidiaries are included in the Registrant's consolidated financial statements.

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SUBSIDIARIES OF REGISTRANT